Exhibit 99.1

For Immediate Release

West Fraser Credit Facility and Term Loan Renewals Increase Liquidity

VANCOUVER, B.C., June 2, 2025 – Today, West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced it has entered into a syndicated credit agreement providing for the renewal of its $1 billion credit facility and extension of the facility’s maturity from July 2028 to May 2030. The renewed credit facility is undrawn and is made available on substantially the same terms and conditions as the Company’s existing credit facility. Additionally, the Company has increased and extended its existing $200 million term loan maturing July 2025. The new term loan is for $300 million and matures May 2028.

“We exited the first quarter of 2025 with more than $1.4 billion of available liquidity, and with this renewed credit facility and expanded term loan we have further strengthened West Fraser’s near-term liquidity and financial flexibility,” said Sean McLaren, President and CEO, West Fraser.

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com